JA ENERGY

A Nevada Corporation

7495 West Azure Drive, Suite 110, Las Vegas, Nevada 89130, Telephone: (702) 515-4036

February 15, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Jeffrey Gordon, Staff Accountant

Re: JA Energy

Dear Mr. Gordon:

On behalf of JA Energy (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter dated February 12, 2013 (the “Comment Letter”) relating to the Company’s failure to file a Form 8-K, Item 4.01.

Set forth below are the comments of the Staff with respect to the Comment Letter. The Company’s response is set forth below the comments.

1. The staff has received a SECPS letter dated January 2, 2013 from De Joya Griffith, LLC notifying the Chief Accountant of the Commission that the registrant's auditor/client relationship has ceased.

This letter is to inform you that the company should file the Item 4.01 Form 8-K immediately.

The filing was due on the fourth day following the date the relationship with De Joya Griffith,

LLC ceased.

Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8- K.

In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form

8-K with the Commission. The accountants confirming letter should be filed with an amended

Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

Response: We respectfully note the Staff’s comment. All we can say, is that, this was an oversight on our part. Upon receipt of your Comment Letter, we filed the Item 4.01 Form 8-K. Please note, it is our goal to ensure that the disclosures made by our Company reflect the highest level of transparency. We regret this oversight happened, and we appreciate that you brought this to our attention.

On behalf of the company, we acknowledge that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

JA Energy

/s/ James L. Lusk

James L. Lusk

CEO